FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final detailed voting map of the Special Meeting of the Holders of Preferred Shares held on December 30th, 2019 (“Special Meeting”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th, II of Article 21-W of CVM Instruction No. 481/09, as amended, announces to its shareholders and the market the final detailed voting map containing the distance voting instructions and votes in person, containing the five first numbers of the enrollment held by shareholders with the Individuals Tax Payer Registry (CPF) or with the Companies Tax Payer Registry (CNPJ), the vote received for each resolution submitted to the Special Meeting and information regarding shareholding position (“Final Detailed Map”). The information contained in the Final Detailed Map is attached hereto.

São Paulo, January 9th, 2020.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Final Detailed Map

Special Meeting of the Holders of Preferred Shares – 12/30/2019 at 3.00 p.m.

CNPJ/CPF	Number of Shares	Deliberations
		1[1]	2[2]
33814	400	APPROVE	YES
29394	61,489	APPROVE	NO
09473	10,495	APPROVE	YES
13469	7,700	APPROVE	YES
07496	5,594	APPROVE	NO
16573	280	APPROVE	YES
97538	7,477	APPROVE	YES
35036	6,700	APPROVE	YES
29562	22,700	APPROVE	YES
18497	750	APPROVE	YES
05986	150,430	APPROVE	YES
10205	733	APPROVE	YES
26066	89,600	APPROVE	YES
22576	47,700	APPROVE	YES
26708	656,500	APPROVE	ABSTAIN
10975	13,500	APPROVE	NO
15231	500	APPROVE	YES
33520	2,153	APPROVE	YES
11046	62,947	APPROVE	YES
21861	12,425	APPROVE	YES
29702	95,800	APPROVE	YES
13568	41,400	APPROVE	YES
38970	6,800	APPROVE	YES
23732	186,900	APPROVE	YES
17056	794,700	APPROVE	YES
12823	70,300	APPROVE	YES
44408	35,500	APPROVE	YES
93651	260,900	APPROVE	YES
10539	2,045	APPROVE	NO
13028	2,200	APPROVE	YES
2992	178,891	APPROVE	-
20447	1,187	APPROVE	YES
97539	315,027	APPROVE	YES
27866	19,242	APPROVE	YES
27624	40,881	APPROVE	YES
24170	38,855	APPROVE	YES
05987	472,799	APPROVE	YES
05839	2,190,219	APPROVE	YES
10364	398,522	APPROVE	YES
17021	13,028	APPROVE	YES
07498	39,526	APPROVE	YES
05838	781,539	APPROVE	YES
05987	190,041	APPROVE	YES
11514	343,747	APPROVE	YES
07516	8,462	APPROVE	YES
27624	225,411	APPROVE	YES
17181	47,183	APPROVE	YES
22924	1,409,745	APPROVE	YES
11423	18,001	APPROVE	-
11841	14,211	APPROVE	YES
05839	125,900	APPROVE	YES
12525	5,111	APPROVE	YES
29726	48,629	APPROVE	YES
30453	34,864	APPROVE	YES
15165	384,192	APPROVE	YES
29224	758,215	APPROVE	YES
29183	1,400	APPROVE	YES
23487	8,300	APPROVE	YES
15265	100	APPROVE	YES
05838	178,000	APPROVE	YES
15746	73,300	APPROVE	YES
07104	364,575	APPROVE	YES
15543	22,200	APPROVE	YES
07977	13,100	APPROVE	YES
13228	1,166,900	APPROVE	YES
30855	24,285	APPROVE	YES
30855	38,636	APPROVE	YES
31914	72,679	APPROVE	YES
30855	43,364	APPROVE	YES
31128	666,228	APPROVE	YES
31128	90,875	APPROVE	YES
97539	2,713	APPROVE	YES
09089	72,700	APPROVE	YES
97539	1,233	APPROVE	YES
27680	2,471	APPROVE	YES
05986	55,582	APPROVE	YES
05479	365,783	APPROVE	YES
05987	158,500	APPROVE	NO
35036	5,200	APPROVE	YES
07536	71,200	APPROVE	YES
05838	32,500	APPROVE	YES
08601	1,067,184	APPROVE	YES
09001	27,200	APPROVE	YES
23307	32,300	APPROVE	YES
20832	18,600	APPROVE	YES
13032	25,100	APPROVE	YES
27866	3,408	APPROVE	YES
10596	390	APPROVE	YES
10400	21,300	APPROVE	YES
11729	28,867	APPROVE	YES
08360	19,400	APPROVE	YES
07418	3,300	APPROVE	YES
08268	1,555	APPROVE	YES
05838	3,759	APPROVE	YES
05987	2,260	APPROVE	YES
08914	14,200	APPROVE	YES
27074	110	APPROVE	YES
07639	6,694	APPROVE	YES
07506	231,769	APPROVE	YES
15085	1,300	APPROVE	YES
70606	9,600	APPROVE	YES
07496	1,900	APPROVE	YES
09299	3,476,461	APPROVE	YES
23020	6,400	APPROVE	YES
22954	3,663	APPROVE	YES
12503	92,034	APPROVE	YES
97539	293,600	APPROVE	YES
97540	76,100	APPROVE	YES
29596	44,800	APPROVE	YES
08275	9,300	APPROVE	YES
11435	40,543	APPROVE	YES
10378	34,300	APPROVE	YES
10378	10,000	APPROVE	YES
15265	22,627	APPROVE	YES
18030	3,205	APPROVE	YES
20065	27,249	APPROVE	YES
05840	4,986	APPROVE	YES
08640	5,798	APPROVE	NO
35185	3,700	APPROVE	YES
14366	7,110	APPROVE	YES
27877	6,495	APPROVE	YES
30254	6,229	APPROVE	YES
19449	602	APPROVE	YES
34401	17,400	APPROVE	YES
05838	765,758	APPROVE	YES
20457	1,200	APPROVE	YES
12023	12,300	APPROVE	YES
05838	203,900	APPROVE	YES
25138	2,116	APPROVE	YES
09330	20,395	APPROVE	YES
09336	8,930	APPROVE	YES
32425	17,700	APPROVE	YES
07496	51,656	APPROVE	YES
27866	32,650	APPROVE	YES
27866	33,884	APPROVE	YES
27866	24,867	APPROVE	YES
27866	405,543	APPROVE	YES
27866	279,545	APPROVE	YES
27866	68,094	APPROVE	YES
27866	66,573	APPROVE	YES
27866	96,100	APPROVE	YES
09529	1,056,193	APPROVE	YES
07418	4,100	APPROVE	YES
13442	6,372	APPROVE	NO
17181	11,700	APPROVE	YES
18214	5,571	APPROVE	YES
00458	468	APPROVE	YES
12698	46,900	APPROVE	YES
11052	14,400	APPROVE	YES
22041	284,000	APPROVE	YES
13962	43,000	APPROVE	YES
32776	1,220	APPROVE	YES
31050	8,600	APPROVE	YES
19808	12,900	APPROVE	YES
16816	151,500	APPROVE	YES
14012	80,200	APPROVE	YES
14027	41,000	APPROVE	YES
24779	23,061	APPROVE	YES
27084	2,700	APPROVE	YES
27463	1,100	APPROVE	YES
23874	110,200	APPROVE	YES
11030	96,001	APPROVE	YES
26496	11,700	APPROVE	YES
29256	29,800	APPROVE	YES
16878	3,933	APPROVE	YES
07140	2,013	APPROVE	NO
97539	44,900	APPROVE	YES
33591	441,700	APPROVE	YES
27036	37,900	APPROVE	YES
28394	1,800	APPROVE	YES
28990	68,380	APPROVE	YES
31577	619	APPROVE	YES
97539	14,400	APPROVE	YES
29298	1663	APPROVE	YES
27866	5,214	APPROVE	YES
27825	8,000	APPROVE	YES
41630	780	APPROVE	YES
08857	247,602	APPROVE	NO
10400	150,000	APPROVE	YES
23952	3,200	APPROVE	YES
18391	71,252	APPROVE	YES
09289	130,259	APPROVE	YES
08875	415,473	APPROVE	YES
24300	401,246	APPROVE	YES
18533	128,695	APPROVE	-
05987	337,256	APPROVE	NO
20813	1,103,252	APPROVE	YES
17934	31,700	APPROVE	YES
22935	5,300	APPROVE	YES
27866	1,879	APPROVE	YES
13956	15,000	APPROVE	YES
27866	2,965	APPROVE	YES
19184	7,800	APPROVE	YES
30942	51,200	APPROVE	YES
21394	4,400	APPROVE	YES
35075	252	APPROVE	YES
22321	122,923	APPROVE	YES
14541	5,100	APPROVE	YES
22510	2,400	APPROVE	YES
07889	4,718	APPROVE	YES
18858	12,700	APPROVE	YES
05987	21,700	APPROVE	YES
12972	581,600	APPROVE	-
12436	392,900	APPROVE	YES
2992	17,196	APPROVE	-
2992	6,867	APPROVE	-
24986	8,500	APPROVE	YES
05839	27,124	APPROVE	NO
05987	60,700	APPROVE	YES
12604	6,200	APPROVE	YES
21166	755	APPROVE	NO
07140	31,685	APPROVE	YES
27084	577	APPROVE	YES
18262	194	APPROVE	YES
28360	76	APPROVE	YES
13502	6,600	APPROVE	YES
13732	48,080	APPROVE	YES
26755	9,426	APPROVE	YES
05839	59,220	APPROVE	YES
22050	2,018	APPROVE	YES
31502	87,001	APPROVE	YES
16947	1,356,900	APPROVE	YES
16947	101,200	APPROVE	YES
14494	2,756	APPROVE	YES
97539	23,482	APPROVE	YES
24676	72,300	APPROVE	YES
08336	17,312	APPROVE	YES
09620	67,655	APPROVE	YES
24935	111,664	APPROVE	YES
13834	63,971	APPROVE	YES
13834	36,800	APPROVE	YES
08295	4,443,164	APPROVE	YES
09089	8,356	APPROVE	YES
11184	766,286	APPROVE	YES
27714	600	APPROVE	YES
07622	561,923	APPROVE	YES
14153	1,003	APPROVE	YES
2140	176,740	APPROVE	-
1118	928	APPROVE	-
0632	70,721	APPROVE	-
0709	2,184	APPROVE	-
1813	1,229,998	APPROVE	-
2014	2,100	APPROVE	-
21141	1,547	APPROVE	YES
0768	95,129	APPROVE	-
1813	118,803	APPROVE	-
1938	53,768	APPROVE	-
0337	60,952	APPROVE	-
1026	9,549	APPROVE	-
0475	3,764	APPROVE	-
09063	106,979	APPROVE	YES
14791	26,100	APPROVE	YES
08539	15,000	APPROVE	YES
13775	5,800	APPROVE	YES
12120	5,700	APPROVE	YES
11386	26,000	APPROVE	YES
09567	16,600	APPROVE	YES
22011	28,035	APPROVE	YES
13981	19,300	APPROVE	YES
26565	4,500	APPROVE	YES
15272	8,400	APPROVE	YES
07418	4,938	APPROVE	NO
17215	17,026,864	APPROVE	YES
0550	2,236	REJECT	-
0550	321,229	ABSTAIN	-
0550	4,000	APPROVE	-
97539	20,002	APPROVE	YES
20397	34,989	APPROVE	YES
97539	89,728	APPROVE	YES
97539	202,939	APPROVE	YES
15078	1,500	APPROVE	YES
31528	4,200	APPROVE	NO
07940	27,400	APPROVE	NO
11026	10,200	APPROVE	NO
20270	23,646	APPROVE	YES
17858	1,746	APPROVE	YES
15305	852,000	APPROVE	YES
13811	9,052	APPROVE	-
32497	100	APPROVE	YES
30918	44,972	APPROVE	YES
29264	200	APPROVE	YES
21962	34,247	APPROVE	YES
12094	54,850	APPROVE	YES
20849	36,998	APPROVE	YES
26160	600	APPROVE	YES
09470	18,400	APPROVE	YES
28328	18,553	APPROVE	YES
05479	8,700	APPROVE	YES
05987	1,794	APPROVE	YES
06943	600	APPROVE	YES
34027	28,700	APPROVE	YES
34401	63,145	APPROVE	YES
18068	136,600	APPROVE	YES
07140	40,800	APPROVE	YES
06541	38,375	APPROVE	YES
11741	43,700	APPROVE	YES
10700	1,632	APPROVE	YES
31814	18,700	APPROVE	NO
05839	179,287	APPROVE	NO
20065	2,667	APPROVE	-
05839	88,400	APPROVE	YES
14988	319,900	APPROVE	YES
33580	16,300	APPROVE	YES
07516	294,251	APPROVE	YES
21242	15,200	APPROVE	YES
44857	64,000	APPROVE	YES
23155	5,300	APPROVE	YES
08387	27,600	APPROVE	YES
97539	725,300	APPROVE	YES
29441	153,900	APPROVE	YES
10661	4,400	APPROVE	YES
97539	4,023	APPROVE	YES
26431	97,000	APPROVE	YES
51585	9,400	APPROVE	YES
27532	100	APPROVE	YES
27545	2,100	APPROVE	YES
34825	100	APPROVE	YES
30769	9,336	APPROVE	YES
07141	1,088	APPROVE	YES
17488	115,900	APPROVE	YES
13973	5,355	APPROVE	YES
09048	168,293	APPROVE	YES
24849	31,377	APPROVE	YES
08465	28,100	APPROVE	YES
30163	1,700	APPROVE	YES
28072	8,309	APPROVE	YES
08579	60,921	APPROVE	NO
06943	45,054	APPROVE	YES
15568	18,264	APPROVE	YES
05839	1,983,344	APPROVE	YES
07940	57,642	APPROVE	YES
19874	20,409	APPROVE	YES
19874	14,323	APPROVE	YES
09073	171,831	APPROVE	YES
18822	91,100	APPROVE	YES
07790	62,700	APPROVE	YES
23794	62,000	APPROVE	YES
90133	254,236	APPROVE	YES
07647	4,892	APPROVE	YES
07418	8,681	APPROVE	YES
09627	16,828	APPROVE	YES
11906	255,422	APPROVE	YES
2752	3,048	APPROVE	-
29733	57,440	APPROVE	YES
15174	691,283	APPROVE	YES
19418	230,677	APPROVE	YES
34427	1,800	APPROVE	YES
15612	150,500	APPROVE	YES
27945	33,400	APPROVE	YES
27227	732,400	APPROVE	YES
34617	18,700	APPROVE	YES
18454	282,900	APPROVE	YES
05839	65,400	APPROVE	YES
24986	4,800	APPROVE	YES
15189	20,567	APPROVE	YES
26206	410	APPROVE	YES
05987	42,600	APPROVE	YES
17209	7,100	APPROVE	YES
24897	5,200	APPROVE	YES
08075	38,469	APPROVE	YES
05840	52,556	APPROVE	YES
29571	8,900	APPROVE	YES
19991	1,706	APPROVE	-
32974	144,700	APPROVE	YES
09145	1,761,979	APPROVE	YES
27918	163,376	APPROVE	YES
29990	1,000	APPROVE	NO
32642	500	APPROVE	YES
10374	84,620	APPROVE	YES
10700	27,004	APPROVE	YES
10374	6,000	APPROVE	YES
22403	151,400	APPROVE	YES
08640	5,900	APPROVE	YES
22420	34,500	APPROVE	YES
21826	3,177	APPROVE	YES
11324	2,100	APPROVE	YES
11306	15,000	APPROVE	YES
05839	5,000	APPROVE	NO
97540	14,700	APPROVE	YES
31829	54,100	APPROVE	YES
09163	120,737	APPROVE	YES
18279	6,700	APPROVE	YES
11811	147,300	APPROVE	YES
10248	157,700	APPROVE	YES
15493	387	APPROVE	YES
31692	11,600	APPROVE	YES
22318	563,803	APPROVE	-
05839	11,078	APPROVE	YES
05987	64,030	APPROVE	YES
06239	99,610	APPROVE	YES
28271	1,059	APPROVE	YES
05839	48,378	APPROVE	YES
97540	8,788	APPROVE	YES
97540	3,621	APPROVE	NO
25169	121,000	APPROVE	YES
97540	47,078	APPROVE	YES
11100	197,258	APPROVE	YES
18407	232,247	APPROVE	YES
09294	57,315	APPROVE	YES
12930	98,200	APPROVE	YES
17718	94,000	APPROVE	YES
30463	36,600	APPROVE	YES
30463	46,600	APPROVE	YES
21265	111,110	APPROVE	YES
07536	1,190,000	APPROVE	YES
05839	4,500	APPROVE	YES
27866	28,800	APPROVE	YES
24569	2,005	APPROVE	NO
20026	48	APPROVE	NO
19244	500	APPROVE	NO
13022	69	APPROVE	NO
05986	398,160	APPROVE	NO
13362	17,443	APPROVE	NO
05839	3,120	APPROVE	YES
17202	9,660	APPROVE	NO
19910	36,488	APPROVE	NO
07820	28,570	APPROVE	YES
05987	82,757	APPROVE	YES
05839	2,965	APPROVE	YES
05987	7,004	APPROVE	NO
05985	428,520	APPROVE	YES
97540	19,900	APPROVE	YES
97540	7,132	APPROVE	YES
05839	254,800	APPROVE	NO
22896	16,500	APPROVE	NO
16990	7,300	APPROVE	NO
22875	14,000	APPROVE	NO
20622	20,757	APPROVE	NO
18830	11,380	APPROVE	NO
07191	18,576	APPROVE	YES
97540	149,700	APPROVE	YES
08148	187,291	APPROVE	YES
97540	7,100	APPROVE	YES
3191	227,300	APPROVE	-
3164	370,382	APPROVE	-
09411	14,953	APPROVE	YES
06943	245,197	APPROVE	YES
10916	4,244	APPROVE	YES
05839	1,500	APPROVE	YES
33814	4,629	APPROVE	YES
30515	2,000	APPROVE	YES
08360	123,100	APPROVE	YES
97540	1,800	APPROVE	YES
32131	1,800	APPROVE	YES
32131	2,000	APPROVE	YES
26646	39,700	APPROVE	YES
05840	81,476	APPROVE	YES
07191	44,100	APPROVE	YES
07191	58,300	APPROVE	YES
24141	37,700	APPROVE	YES
11311	2,000	APPROVE	YES
22039	90,158	APPROVE	YES
09593	13,064	APPROVE	YES
23572	117,328	APPROVE	YES
07208	3,317	APPROVE	YES
09289	3,900	APPROVE	YES
17834	13,000	APPROVE	YES
18934	350	APPROVE	YES
07208	1,300	APPROVE	YES
05840	9,200	APPROVE	YES
18988	429,889	APPROVE	YES
17161	10,500	APPROVE	YES
28919	11,311	APPROVE	YES
07846	56	APPROVE	YES
25138	12,900	APPROVE	YES
20196	464,100	APPROVE	NO
20196	52,100	APPROVE	YES
14819	331,800	APPROVE	YES
19822	58,000	APPROVE	YES
20270	87,403	APPROVE	YES
19893	191,400	APPROVE	NO
3381	213,800	APPROVE	-
07990	14,550	APPROVE	YES
05987	102,400	APPROVE	YES
07418	154,092	APPROVE	YES
07536	291,448	APPROVE	YES
07516	96,000	APPROVE	YES
08625	39,203	APPROVE	YES
05840	1,373,300	APPROVE	YES
32457	393,581	APPROVE	YES
18497	1,047	APPROVE	YES
12068	1,644,200	APPROVE	YES
12068	76,957	APPROVE	YES
13725	7,649	APPROVE	YES
10419	18,600	APPROVE	YES
10419	500	APPROVE	YES
25220	12,406	APPROVE	YES
13307	143,900	APPROVE	YES
23958	19,800	APPROVE	YES
25232	57,000	APPROVE	YES
20903	195,600	APPROVE	YES
22105	36,600	APPROVE	YES
11410	237,400	APPROVE	YES
07247	22,000	APPROVE	YES
15187	1,500	APPROVE	-
07496	30,600	APPROVE	YES
97540	21,736	APPROVE	YES
29322	1,662,576	APPROVE	YES
31240	4,900	APPROVE	YES
32329	59,217	APPROVE	YES
14541	77,701	APPROVE	YES
26311	260,113	APPROVE	YES
05840	900	APPROVE	YES
97540	2,056,785	APPROVE	YES
09559	52,321	APPROVE	YES
30066	900	APPROVE	YES
16569	130,945	APPROVE	-
31594	184,829	APPROVE	-
08927	532,847	APPROVE	-
19237	332,216	APPROVE	-
34309	31,300	APPROVE	-
10457	1,378,665	APPROVE	-
10643	122,000	APPROVE	YES
11904	85,459	APPROVE	YES
09489	157,573	APPROVE	YES
19941	24,068	APPROVE	YES
31362	6,600	APPROVE	YES
13709	54,918	APPROVE	YES
07516	28,800	APPROVE	YES
15628	3,984	APPROVE	YES
28875	17,580	APPROVE	YES
28805	130	APPROVE	YES
24986	29,500	APPROVE	YES
24986	60,000	APPROVE	YES
13201	12,895	APPROVE	YES
14541	15,900	APPROVE	YES
14549	13,623	APPROVE	YES
06046	391,708	APPROVE	NO
05446	100	APPROVE	YES
15594	31,825	APPROVE	YES
27703	9,473	APPROVE	YES
05988	239,760	APPROVE	YES
18270	8,122	APPROVE	YES
18550	12,200	APPROVE	YES
19754	45,232	APPROVE	YES
19530	87,765	APPROVE	YES
31591	118	APPROVE	YES
31978	447	APPROVE	YES

1 Ratify the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share to each preferred share as required for the migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).

2 Should a second call for the Special Meeting be necessary, the voting instructions contained in this Ballot may also be considered in the event of a Special Meeting held upon second call?

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 9, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.